                                                              Page 1 of 19 pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)




                               HEXCEL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   428290 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


          Robert J. Small                            Joel S. Beckman
          Berkshire Partners LLC                     Greenbriar Equity Group LLC
          One Boston Place                           555 Theodore Fremd Avenue
          Suite 3300                                 Suite A-201
          Boston, Massachusetts 02108                Rye, NY 10580
          (617) 227-0050                             (914) 925-9600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 29, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

--------------------------------------------------------------------------------
CUSIP NO. 428290 10 0                                         Page 2 of 19 pages
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Berkshire Fund V, Limited Partnership
          04-3423237
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.        SEC USE ONLY


--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
          IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Massachusetts
--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER
NUMBER OF                            2,151,669
SHARES
BENEFICIALLY                ----------------------------------------------------
OWNED BY                    8.     SHARED VOTING POWER
 EACH
REPORTING
PERSON                      ----------------------------------------------------
 WITH                       9.     SOLE DISPOSITIVE POWER
                                     2,151,669

                            ----------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,151,669
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    [ ]
          EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.3%*
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON
          PN
--------------------------------------------------------------------------------

* This percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or

                                                              Page 3 of 19 pages


conversion privileges (except as set forth below) and which are beneficially owned by any person other than Fund V. Percentage calculations are based on the number of shares of Common Stock outstanding as of December 27, 2005 as provided by the Issuer and reflect the conversion by all holders of Series A Preferred Stock of preferred stock held by them into shares of Common Stock on December 29, 2005.

--------------------------------------------------------------------------------
CUSIP NO.  428290 10 0                                        Page 4 of 19 pages
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Berkshire Fund VI, Limited Partnership
          04-3568357
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS          [ ]
          IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Massachusetts
--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER
NUMBER OF                            2,337,191
SHARES
BENEFICIALLY                ----------------------------------------------------
OWNED BY                    8.     SHARED VOTING POWER
 EACH
REPORTING
PERSON                      ----------------------------------------------------
 WITH                       9.     SOLE DISPOSITIVE POWER
                                     2,337,191

                            ----------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,337,191
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)         [ ]
          EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.5%*
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON
          PN
--------------------------------------------------------------------------------

* This percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges (except as set forth below) and which are beneficially owned by any person other than Fund VI. Percentage calculations are based on the number of shares of Common Stock outstanding as of December 27, 2005 as provided by the Issuer and reflect the conversion by all holders of Series A Preferred Stock of preferred stock held by them into shares of Common Stock on December 29, 2005.

--------------------------------------------------------------------------------
CUSIP NO.  428290 10 0                                        Page 5 of 19 pages
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS
1.        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Berkshire Investors LLC
          04-3309729
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           [ ]
          IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Massachusetts
--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER
NUMBER OF                            245,422
SHARES
BENEFICIALLY                ----------------------------------------------------
OWNED BY                    8.     SHARED VOTING POWER
 EACH
REPORTING
PERSON                      ----------------------------------------------------
 WITH                       9.     SOLE DISPOSITIVE POWER
                                     245,422

                            ----------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             245,422
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [ ]
          EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.3%*
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------

* This percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges (except as set forth below) and which are beneficially owned by any person other than Berkshire

                                                              Page 6 of 19 pages

Investors. Percentage calculations are based on the number of shares of Common Stock outstanding as of December 27, 2005 as provided by the Issuer and reflect the conversion by all holders of Series A Preferred Stock of preferred stock held by them into shares of Common Stock on December 29, 2005.

--------------------------------------------------------------------------------
CUSIP NO.  428290 10 0                                        Page 7 of 19 pages
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS
1.        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Berkshire Partners LLC
          04-2911958
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           [ ]
          IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Massachusetts
--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER
NUMBER OF                            13,031
SHARES
BENEFICIALLY                ----------------------------------------------------
OWNED BY                    8.     SHARED VOTING POWER
 EACH
REPORTING
PERSON                      ----------------------------------------------------
 WITH                       9.     SOLE DISPOSITIVE POWER
                                     13,031

                            ----------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             13,031*
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [ ]
          EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.01%**
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------

* This amount includes shares of Common Stock of the Issuer issuable upon the exercise of currently exercisable options which are held for the benefit of Berkshire Partners LLC.

                                                              Page 8 of 19 pages

** This percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges (except as set forth below) and which are beneficially owned by any person other than Berkshire Partners LLC. Percentage calculations are based on the number of shares of Common Stock outstanding as of December 27, 2005 as provided by the Issuer and reflect the conversion by all holders of Series A Preferred Stock of preferred stock held by them into shares of Common Stock on December 29, 2005.

--------------------------------------------------------------------------------
CUSIP NO.  428290 10 0                                        Page 9 of 19 pages
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS
1.        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Greenbriar Equity Fund, L.P.
          13-4089201
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           [ ]
          IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER
NUMBER OF                            4,641,700
SHARES
BENEFICIALLY                ----------------------------------------------------
OWNED BY                    8.     SHARED VOTING POWER
 EACH
REPORTING
PERSON                      ----------------------------------------------------
 WITH                       9.     SOLE DISPOSITIVE POWER
                                     4,641,700

                            ----------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,641,700
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [ ]
          EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.0%*
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON
          PN
--------------------------------------------------------------------------------

                                                             Page 10 of 19 pages

* This percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges (except as set forth below) and which are beneficially owned by any person other than Greenbriar Fund. Percentage calculations are based on the number of shares of Common Stock outstanding as of December 27, 2005 as provided by the Issuer and reflect the conversion by all holders of Series A Preferred Stock of preferred stock held by them into shares of Common Stock on December 29, 2005.

--------------------------------------------------------------------------------
CUSIP NO.  428290 10 0                                       Page 11 of 19 pages
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS
1.        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Greenbriar Co-Investment Partners, L.P.
          13-4089202
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           [ ]
          IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER
NUMBER OF                            92,582
SHARES
BENEFICIALLY                ----------------------------------------------------
OWNED BY                    8.     SHARED VOTING POWER
 EACH
REPORTING
PERSON                      ----------------------------------------------------
 WITH                       9.     SOLE DISPOSITIVE POWER
                                     92,582

                            ----------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             92,582
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [ ]
          EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.1%*
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON
          PN
--------------------------------------------------------------------------------

                                                             Page 12 of 19 pages

* This percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges (except as set forth below) and which are beneficially owned by any person other than Greenbriar Co-invest. Percentage calculations are based on the number of shares of Common Stock outstanding as of December 27, 2005 as provided by the Issuer and reflect the conversion by all holders of Series A Preferred Stock of preferred stock held by them into shares of Common Stock on December 29, 2005.

--------------------------------------------------------------------------------
CUSIP NO.  428290 10 0                                       Page 13 of 19 pages
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS
1.        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Greenbriar Equity Group, LLC
          13-4089194
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           [ ]
          IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER
NUMBER OF                            13,561
SHARES
BENEFICIALLY                ----------------------------------------------------
OWNED BY                    8.     SHARED VOTING POWER
 EACH
REPORTING
PERSON                      ----------------------------------------------------
 WITH                       9.     SOLE DISPOSITIVE POWER
                                     13,561

                            ----------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             13,561*
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [ ]
          EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.1%**
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------

                                                             Page 14 of 19 pages

* This amount includes shares of Common Stock of the Issuer issuable upon the exercise of currently exercisable options and upon the conversion of vested restricted stock units which are held for the benefit of Greenbriar Equity Group LLC.

** This percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges (except as set forth below) and which are beneficially owned by any person other than Greenbriar Equity Group LLC. Percentage calculations are based on the number of shares of Common Stock outstanding as of December 27, 2005 as provided by the Issuer and reflect the conversion by all holders of Series A Preferred Stock of preferred stock held by them into shares of Common Stock on December 29, 2005.

                                                             Page 15 of 19 pages

         Except as set forth below, all previously reported Items are unchanged. For clarity, Item 2(a) is restated without change in its form.

Item 2.  IDENTITY AND BACKGROUND.

(a)      Name

         This Statement is being filed jointly by the following (each a "Reporting Person" and collectively, the "Reporting Persons"): (1) Berkshire Fund V, Limited Partnership, a Massachusetts limited partnership ("Fund V"), (2) Berkshire Fund VI, Limited Partnership, a Massachusetts limited partnership ("Fund VI") (3), Berkshire Investors LLC, a Massachusetts limited liability company ("Berkshire Investors"), (4) Berkshire Partners LLC, a Massachusetts limited liability company ("Berkshire"), (5) Greenbriar Equity Fund, L.P. a Delaware limited partnership ("Greenbriar Fund") (6) Greenbriar Co-Investment Partners, L.P., a Delaware limited partnership ("Greenbriar Co-Invest") and (7) Greenbriar Equity Group LLC, a Delaware limited liability company ("Greenbriar").

         Fifth Berkshire Associates LLC, a Massachusetts limited liability company ("Fifth Berkshire") is the general partner of Fund V. Sixth Berkshire Associates LLC, a Massachusetts limited liability company ("Sixth Berkshire") is the general partner of Fund VI. The managing members of Fifth Berkshire are:
Bradley M. Bloom, J. Christopher Clifford, Kevin T. Callaghan, Richard K. Lubin, Carl Ferenbach, Jane Brock-Wilson, David R. Peeler, Robert J. Small, and Ross M. Jones (the "Berkshire Principals"). The Berkshire Principals are also the managing members of Sixth Berkshire and Berkshire Investors.

         Greenbriar Holdings LLC ("Greenbriar Holdings") is the general partner of Greenbriar Equity Capital, L.P.("Greenbriar Capital") , which is the general partner of Greenbriar Fund. Greenbriar Holdings is also the general partner of Greenbriar Co-Invest. The managing members of Greenbriar Holdings are Joel S. Beckman, Gerald Greenwald and Reginald L. Jones, III (the "Greenbriar Principals").

         The Reporting Persons make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time. Pursuant to the Coinvestment Agreement (the "Coinvestment Agreement") dated as of November 1, 1999 between Berkshire and Greenbriar, Berkshire and Greenbriar agreed to pursue jointly investment opportunities in the transportation industry. Berkshire has agreed to cause one or more of its affiliated investment funds to co-invest with Greenbriar Fund in an amount equal to one dollar for every two dollars invested by Greenbriar Fund. If the amount available for investment in a particular transaction exceeds the amount which is appropriate for Greenbriar Fund to invest, Berkshire's affiliated funds shall be offered the opportunity to coinvest in such transaction up to such additional amount, unless Greenbriar, after consultation with Berkshire, determines to first offer all or a portion of such coinvestment opportunity to one or more third parties. As a result, Berkshire and Greenbriar agreed to invest in the transactions described in this filing on an equal basis (the Reporting Persons affiliated with Berkshire have invested one dollar for every one dollar invested by the Reporting Persons affiliated with Greenbriar).

         Based on the foregoing and the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"). The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

Item 4.  PURPOSE OF TRANSACTION.

Item 4 is hereby amended by adding the following immediately before the final paragraph thereof:

         On December 29, 2005, at the Issuer's request, all 28,405 shares of Series A Convertible Preferred Stock ("Series A") held by the Reporting Persons were converted into an aggregate of 9,468,331 shares of Common Stock. The number of shares converted by each Reporting Person holding such shares in the Issuer is detailed as follows: Fund V -- 6,454.85 shares of Series A were converted into 2,151,616 shares of Common Stock, Fund VI -- 7,011.40

                                                             Page 16 of 19 pages

shares of Series A were converted into 2,337,133 shares of Common Stock, Berkshire Investors -- 736.25 shares of Series A were converted into 245,416 shares of Common Stock, Greenbriar Fund -- 13,924.76 shares of Series A were converted into 4,641,586 shares of Common Stock, and Greenbriar Co-Invest --
277.74 shares of Series A were converted into 92,580 shares of Common Stock. On December 29, 2005, the Issuer announced that all holders of its Series A Convertible Preferred Stock elected to convert all of their shares of Series A into shares of Common Stock.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of December 29, 2005, the date of the conversion of all Series A Convertible Preferred Stock held by the Reporting Persons and by other holders of Series A Convertible Preferred Stock (the "Series A Conversion"), and after giving effect to such conversion, the Reporting Persons may be deemed to beneficially own an aggregate of 9,495,686 shares of Common Stock consisting of
(i) 9,468,564 shares of Common Stock beneficially owned by the Reporting Persons; (ii) 12,000 shares subject to currently exercisable options and 1,031 shares issuable upon conversion of vested restricted stock units, in each case granted to Robert J. Small pursuant to the Issuer's Incentive Stock Plan (Mr. Small has an understanding with Berkshire pursuant to which he holds such options and restricted stock units for the benefit of Berkshire); and (iii) 12,000 shares subject to currently exercisable options and 1,561 shares issuable upon conversion of vested restricted stock units, in each case granted to Joel
S. Beckman pursuant to the Issuer's Incentive Stock Plan (Mr. Beckman has an understanding with Greenbriar pursuant to which he holds such options and restricted stock units for the benefit of Greenbriar).

         The shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons as of the Series A Conversion represent approximately 10.3% of the outstanding shares of Common Stock, based on 92,365,323 outstanding shares of Common Stock as of December 27, 2005, as provided by the Issuer and which reflects the conversion of the Series A Convertible Preferred Stock into Common Stock as described in Item 4. The foregoing percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than the Reporting Persons other than the Series A Conversion.

          By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group.

          (b) As of the Series A Conversion on December 29, 2005, Fund V has sole voting power with respect to 2,151,669 shares of Common Stock and sole dispositive power with respect to 2,151,669 shares of Common Stock. Fund V is the beneficial owner of the 2,151,669 shares of Common Stock over which it has voting and dispositive power.

         As the ultimate general partner of Fund V, Fifth Berkshire may be deemed to beneficially own 2,151,669 shares of Common Stock held by Fund V. The filing of this statement shall not be construed as an admission that Fifth Berkshire is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Fund V.

         As of the Series A Conversion on December 29, 2005, Fund VI has sole voting power with respect to 2,337,191 shares of Common Stock and sole dispositive power with respect to 2,337,191 shares of Common Stock. Fund VI is the beneficial owner of the 2,337,191 shares of Common Stock over which it has voting and dispositive power.

                                                             Page 17 of 19 pages

         As the sole general partner of Fund VI, Sixth Berkshire may be deemed to beneficially own 2,337,191 shares of the Common Stock held by Fund VI. The filing of this statement shall not be construed as an admission that Sixth Berkshire is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Fund VI.

         As of the Series A Conversion on December 29, 2005, Berkshire Investors has sole voting power with respect to 245,422 shares of Common Stock and sole dispositive power with respect to 245,422 shares of Common Stock. Berkshire Investors is the direct beneficial owner of the 245,422 shares of Common Stock over which it has voting and dispositive power.

         As of the Series A Conversion on December 29, 2005, Berkshire may be deemed to beneficially own 12,000 shares subject to currently exercisable options and 1,031 shares issued upon conversion of vested restricted stock units, in each case granted to Robert J. Small pursuant to the Issuer's Incentive Stock Plan. Mr. Small holds these options shares for the benefit of Berkshire.

         By virtue of their positions as managing members of Fifth Berkshire, Sixth Berkshire, Berkshire Investors and Berkshire, the Berkshire Principals may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Fund V, Fund VI or Berkshire Investors. None of the Berkshire Principals, acting alone, however, has voting or investment power with respect to the shares beneficially owned by the Fund V, Fund VI or Berkshire Investors, and, as a result, each Berkshire Principal disclaims beneficial ownership of such shares of Common Stock.

         As of the Series A Conversion on December 29, 2005, Greenbriar Fund has sole voting power with respect to 4,641,700 shares of Common Stock and sole dispositive power with respect to 4,641,700 shares of Common Stock. Greenbriar Fund is the direct beneficial owner of the 4,641,700 shares of Common Stock over which it has voting and dispositive power.

         As the ultimate general partner of Greenbriar Fund, Greenbriar Holdings may be deemed to beneficially own 4,641,700 shares of the Common Stock held by Greenbriar Fund. The filing of this statement shall not be construed as an admission that Greenbriar Holdings is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Greenbriar Fund.

         As of the Series A Conversion on December 29, 2005, Greenbriar Co-Invest has sole voting power with respect to 92,582 shares of Common Stock and sole dispositive power with respect to 92,582 shares of Common Stock. Greenbriar Co-Invest is the direct beneficial owner of the 92,582 shares of Common Stock over which it has voting and dispositive power.

         As the sole general partner of Greenbriar Co-Invest, Greenbriar Holdings may be deemed to beneficially own 92,582 shares of the Common Stock held by Greenbriar Co-Invest. The filing of this statement shall not be construed as an admission that Greenbriar Holdings is, for the purpose of
Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Greenbriar Co-Invest.

         As of the Series A Conversion on December 29, 2005, Greenbriar may be deemed to beneficially own 12,000 shares subject to currently exercisable options and 1,561 shares issuable upon conversion of vested restricted stock units, in each case granted to Joel S. Beckman pursuant to the Issuer's Incentive Stock Plan. Mr. Beckman holds these options and restricted stock units for the benefit of Greenbriar.

         By virtue of their positions as managing members of Greenbriar Holdings, the Greenbriar Principals may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Greenbriar Fund, Greenbriar Co-Invest or Greenbriar. None of the Greenbriar Principals, acting alone, however, has voting or investment power with respect to the shares beneficially owned by Greenbriar Fund or Greenbriar Co-Invest, and, as a result, each Greenbriar Principal disclaims beneficial ownership of such shares of Common Stock.

                                                             Page 18 of 19 pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 1         Joint Filing Undertaking, dated as of March 28, 2003*

Exhibit 2 Stock Purchase Agreement dated as of December 18, 2002 between the Purchasers and the Issuer*

Exhibit 3         Stockholders Agreement dated as of March 19, 2003 between the
                  Purchaser and the Issuer*

Exhibit 4 Registration Rights Agreement dated as of March 19, 2003 between the Purchasers and the Issuer*

Exhibit 5         Series A Certificate of Designations dated as of March 19,
                  2003*

Exhibit 6         Series B Certificate of Designations dated as of March 19,
                  2003*

Exhibit 7         Coinvestment Agreement dated November 1, 1999 between
                  Berkshire Partners LLC and Greenbriar Equity Group, LLC*

Exhibit 8         Joint Filing Agreement regarding Amendment No. 1 to Schedule
                  13D*

Exhibit 9         Joint Filing Agreement regarding Amendment No. 2 to Schedule
                  13D*

Exhibit 10        Joint Filing Agreement regarding Amendment No. 3 to Schedule
                  13D*

Exhibit 11        Underwriting Agreement dated as of August 3, 2005
                  (incorporated by reference to Exhibit 99.1 of the Issuer's 8-K filed with the Commission on August 9, 2005)

Exhibit 12        Joint Filing Agreement regarding Amendment No. 4 to Schedule
                  13D*

Exhibit 13        Joint Filing Agreement regarding Amendment No. 5 to Schedule
                  13D

*  previously filed

                                                             Page 19 of 19 pages

                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 4, 2006


                                         BERKSHIRE FUND V, LIMITED PARTNERSHIP
                                         By:  Fifth Berkshire Associates LLC,
                                              its General Partner


                                         BERKSHIRE FUND VI, LIMITED PARTNERSHIP
                                         By:  Sixth Berkshire Associates LLC,
                                              its General Partner


                                         BERKSHIRE INVESTORS LLC


                                         BERKSHIRE PARTNERS LLC



                                         By: /s/ Robert J. Small
                                             -----------------------------------
                                             Name:      Robert J. Small
                                             Title:     Managing Director





                                         GREENBRIAR EQUITY FUND, L.P.
                                         By: Greenbriar Equity Capital, L.P.,
                                             its general partner
                                         By: Greenbriar Holdings LLC,
                                             its general partner


                                         GREENBRIAR CO-INVESTMENT PARTNERS, L.P.
                                         By: Greenbriar Holdings LLC,
                                             its general partner


                                         GREENBRIAR EQUITY GROUP LLC



                                         By:  /s/ Joel S. Beckman
                                              ----------------------------------
                                              Name:     Joel S. Beckman
                                              Title:    Managing Member